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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(h) of the Investment Company Act of 1940

(Print of Type Responses)
________________________________________________________________________________
1.   Name and Address of Reporting Person*

Leucadia National Corporation
--------------------------------------------------------------------------------
   (Last)                       (First)                   (Middle)

315 Park Avenue South
--------------------------------------------------------------------------------
                                    (Street)

New York                              New York                 10010
--------------------------------------------------------------------------------
   (City)                            (State)                (Zip)

________________________________________________________________________________
2.   Date of Event Requiring Statement (Month/Day/Year)

     March 26, 2003
________________________________________________________________________________
3.   I.R.S. Identification Number of Reporting Person, if an entity (voluntary)


________________________________________________________________________________
4.   Issuer Name and Ticker or Trading Symbol

     Parkervision, Inc. ("PRKR")
________________________________________________________________________________
5.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     |_|  Director                             |X|  10% Owner
     |_|  Officer (give title below)           |_|  Other (specify below)

     ____________________________________________________________________
________________________________________________________________________________
6.   If Amendment, Date of Original (Month/Day/Year)


________________________________________________________________________________
7.   Individual or Joint/Group Filing  (Check Applicable line)

     |_|  Form filed by One Reporting Person

     |x|  Form filed by More than One Reporting Person

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             Table I -- Non-Derivative Securities Beneficially Owned
================================================================================

                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr. 5)
------------------------------------------------------------------------------------------------------------------------------------


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Common Stock, $0.1 par value per share       1,123,680                  D
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

Table II -- Derivative Securities Beneficially Owned
            (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                         2. Date Exercisable           (Instr. 4)                                          Derivative
                            and Expiration Date     ---------------------------------    4. Conver-        Securities:
                            (Month/Day/Year)                               Amount           sion or        Direct      6. Nature of
                         ----------------------                            or               Exercise       (D) or         Indirect
                         Date       Expira-                                Number           Price of       Indirect       Beneficial
1. Title of Derivative   Exer-      tion                                   of               Derivative     (I)            Ownership
   Security (Instr. 4)   cisable    Date            Title                  Shares           Security       (Instr. 5)     (Instr. 5)
------------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------------------
Common Stock
Purchase Options       See Notes    See Notes       Common Stock          484,293          See Notes         D
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====================================================================================================================================

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Explanation of Responses:

Pursuant to the terms of a Subscription Agreement, dated May 22, 2000 ("First Agreement"), by and between Leucadia and Parkervision, Inc. (Ticker Symbol:
PRKR) (the "Company"), the Company sold, and Leucadia purchased, 529,475 shares of Company common stock, $.01 par value ("Common Stock"), and common stock purchase options ("Purchase Options") to purchase up to 529,475 shares of Common Stock. The aggregate purchase price of the shares of Common Stock and the Purchase Options was $15,000,000. The Purchase Options have an exercise price of $56.66 per share and became fully vested on May 22, 2002. One half of the Purchase Options expires on November 22, 2011 and the other half of the Purchase Options expires on May 22, 2012. Net of a transfer to an individual in connection with the purchase under the First Agreement, Leucadia retained ownership of 518,885 shares of Common Stock and Purchase Options to purchase 518,885 shares of Common Stock.

In July, 2000, Leucadia sold 34,592 shares of Common Stock and a Purchase Option to purchase 34,592 shares of Common Stock to an unrelated entity for an aggregate consideration of $979,991 ("2000 Sale").

Pursuant to the terms of a Subscription Agreement, dated March 26, 2003 ("Second Agreement"), by and between Leucadia and the Company, the Company agreed to sell, and Leucadia agreed to purchase, 639,387 shares of Common Stock for an aggregate purchase price of $2,500,000. The sale and purchase under the Second Agreement closed on March 27, 2003.

After giving effect to the foregoing transactions, Leucadia owns 1,123,680 shares of Common Stock and Purchase Options to purchase an additional 484,293 shares of Common Stock.

       Leucadia National Corporation


       /s/ Joseph A. Orlando
       --------------------------------------
       Name:   Joseph A. Orlando
       Title:  Vice President                                  April 1, 2003
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date

*     If the form is filed by more than one reporting person, see Instruction
      5(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

                             Joint Filer Information
                             -----------------------


Name and Address of Reporting Person:         Ian M. Cumming
                                              c/o Leucadia National Corporation
                                              529 East South Temple
                                              Salt Lake City, Utah 84102

Issuer Name and Ticker or Trading Symbol:     Parkervision, Inc.
                                              (PRKR)

Relationship of Joint Filer to Issuer:        10% Owner

Date of Event Requiring Statement:            March 26, 2003

Designated Filer:                             Leucadia National Corporation

Signature:



By:   /s/ Ian M. Cumming
    --------------------------------
Name: Ian M. Cumming



Dated:  April 1, 2003

                             Joint Filer Information
                             -----------------------

Name and Address of Reporting Person:         Joseph S. Steinberg
                                              c/o Leucadia National Corporation
                                              315 Park Avenue South
                                              New York, NY 10010

Issuer Name and Ticker or Trading Symbol:     Parkervision, Inc.
                                              (PRKR)

Relationship of Joint Filer to Issuer:        10% Owner

Date of Event Requiring Statement:            March 26, 2003

Designated Filer:                             Leucadia National Corporation

Signature:



By:   /s/ Joseph S. Steinberg
    --------------------------------
Name: Joseph S. Steinberg



Dated:  April 1, 2003